UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 18, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

GT Advanced Technologies Inc.

File No. 1-34133 - CF#30361

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GT Advanced Technologies Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 7, 2013, as amended.

Based on representations by GT Advanced Technologies Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through October 31, 2020
Exhibit 10.2	through October 31, 2020
Exhibit 10.3	through October 31, 2020
Exhibit 10.4	through October 31, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary